Mail Stop 6010

October 17, 2008

Corporation Service Company
1090 Vermont Avenue NW
Washington, D.C. 20005

> **Re: Avago Technologies Limited**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 1, 2008**
> **File No. 333-153127**

Ladies and Gentlemen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note your responses to comments 2, 50, 60 and 63. We are considering your responses and may have further comments upon completion of our review.

Summary Financial Information, page 10

2.   Please revise Note (9) to disclose the nature of the $25 million performance-based payment and the basis for your accounting treatment of recording this payment as a gain in discontinued operations.

Stock-based Compensation, page 57

Note 11. Stock-based Compensation, pages F-40 and F-41

3.   We refer to your response to our prior comment 18. Please tell us the reason that the estimated fair value of your common stock only increased from $10.22 to $10.68 from May 4 to July 1, 2008. We note that your non-marketability discount of 25% in April 2008 was lowered to 10.5% in July 2008, in anticipation of a liquidity event within the next 12 months. We also note that you began discussions with investment banking firms and underwriters during this period.

4.   In addition, tell us the estimated per share values based on the preliminary equity values from investment banking firms and underwriters discussed in your response and how these were considered in arriving at the estimated fair value of your common stock.

Net Revenue, page 59

5.   Please revise the discussion on pages 59 and 60 to disclose specific reasons for the 10% increase in net revenues during the nine-months ended August 3, 3008 compared to July 31, 2007.

Cash Flows for the Nine-Months Ended August 3, 2008 and July 31, 2007, page 70

6.   Please revise to explain the reason for the significant increase in inventory days on hand at the end of the nine-months ended August 3, 2008 compared to the prior year.

Industry Overview, page 76

7.   With respect to your response to prior comment 23, please revise the disclosure to provide the portion of global industry sales of analog semiconductors attributable to sales of III-V semiconductors. If such a figure is unavailable, tell us how you have determined that providing only the size of the analog semiconductor market as a whole is appropriate given your prominent disclosure here and in the Summary that your competitive strength and business strategy lie in your focus on and expertise in the III-V semiconductor market segment.

Business, page 80

8.   We note your response to prior comment 24, as well as your disclosure referencing the "negotiated" tax "arrangements" and "operating conditions" set forth in the tax incentive documentation. An agreement or arrangement relating to tax incentives that includes conditions that may impose significant constraints

on your operations should be fully described in the prospectus and filed as an exhibit, especially where the agreement has been specially negotiated. Accordingly, we reissue the comment. Please also revise your disclosure, here and in the related risk factor, to quantify the extent to which you must conduct manufacturing, intellectual property and other material activities in Singapore in order to meet the operating conditions.

Research and Development, page 85

9.   We note in your response to prior comment 26 that you undertake to file the distribution agreement with Arrow Electronics as an exhibit to the registration statement. Please note that we may have additional comments once we have had the opportunity to review this agreement.

Legal Proceedings, page 90

10.   Please expand your analysis in response to prior comment 33 to tell us whether any of the pending patent claims presents, in large degree, the same factual issues as other proceedings pending or known to be contemplated. If so, please provide additional analysis supporting your conclusion that these pending claims need not be disclosed. Refer to the last sentence of Instruction 2 to Item 103 of Regulation S-K.

Executive Compensation, page 97

Base Salary, page 100

11.   We note your response to prior comment 34. Whether or not the performance objectives are considered as individual factors or together as one factor in making compensation decisions, you should disclose the *specific* items of corporate performance that are taken into account. Refer to Item 402(b)(2)(v) of Regulation S-K. Accordingly, we reissue the comment.

Summary Compensation Table, page 109

12.   We note your response to prior comment 43. Please identify the legal basis, including a reference to the applicable provision of Item 402 of Regulation S-K, for your exclusion of the additional 3% contribution to the Malaysian Employee Provident Fund from the summary compensation table.

Stamp Taxes, page 175

13.   We note your revisions in response to prior comment 69. Please clarify whether
        U.S. holders, in connection with the purchase of ordinary shares in this offering,
        could be required to pay stamp taxes to any jurisdiction outside the United States.
        If so, briefly describe the circumstances under which such taxes are required to be
        paid.

Financial Statements

Statements of Operations, page F-5

14.   Please tell us the difference between the asset impairment charges in fiscal 2007
        of $140 million on page F-5 and the $158 million charges on page F-6.

Note 16. Sale of the Camera Module Business, page F-51

15.   Please tell us where the gain of sale of the Camera Module Business of $12
        million discussed on page F-51 is included in your statements of operations for
        fiscal 2005.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority,
        declare the filing effective, it does not foreclose the Commission from taking any
        action with respect to the filing;

Corporation Service Company
As agent for Avago Technologies Limited
October 17, 2008
Page 2

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jong Hwang at (202) 551-3327 or Brian Cascio, Accounting Branch Chief at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3625 with any other questions.

Sincerely,

Mary Beth Breslin
Senior Attorney

cc: Christopher L. Kaufman (by facsimile)